Exhibit 21

SUBSIDIARIES OF ADVO, INC.

As of September 24, 2005

State of Incorporation	Name of Subsidiary	Percent of Voting Securities Owned as of September 24, 2005
Delaware	ADVO Investment Company, Inc.	100
Delaware	Value Fair, Inc.	100
Delaware	MBV, Inc.	100
Delaware	Stighen, Inc. (formerly Marketing Force, Inc.)	100	(1)
Delaware	MailCoups, Inc.	100
Delaware	Coupon Distributors, Inc.	100	(2)
Delaware	ShopWise.com, Inc.	100
Maryland	Mail Marketing Systems, Inc.	100
Delaware	New England Direct, LLC	50
Delaware	Detroit Weekend Direct	50
Nova Scotia, Canada	ADVO Canada, Inc.	100	(1)
Nova Scotia, Canada	Breezeway Communications LTD	100	(1)

(1)	Owned by ADVO Investment Company, Inc.
(2)	A wholly-owned subsidiary of MailCoups, Inc.